               Amended December 2012

AMERICAN INDEPENDENCE FUNDS TRUST

Rule 18f-3 Plan

Rule 18f-3

Pursuant to Rule 18f-3 (“ Rule 18f-3”) of the Investment Company Act of 1940, as amended (the “Act”), American Independence Funds Trust (the “Trust”), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the NestEgg Fund, NestEgg 2020 Fund, NestEgg 2030 Fund, NestEgg 2040 Fund, NestEgg  2050 Fund, International Alpha Strategies Fund, Stock Fund, Strategic Income Fund, Core Plus  Fund, Kansas Tax-Exempt Bond Fund, U.S. Inflation-Indexed Fund, Fusion Fund, Active Interest Rate Management Fund, Absolute Return Bull Bear Bond Fund, Small Cap Growth Fund, Large Cap Growth Fund, Capital Defender Fund, U.S. Dividend Low Volatility Fund, Global Dividend Low Volatility Fund and any future fund or series created by the Trust (collectively, the “Funds”), hereby adopts this plan setting forth the separate arrangements and expense allocations of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the disinterested Trustees.

A.     Authorized Classes

Class A Shares: are subject to a front-end load and a distribution fee under the Rule 12b-1 Plan payable at a maximum annual rate of up to 0.25% of the average daily net assets of that Class. Class A Shares are also subject to fees of up to 0.25% (subject to FINRA rules) pursuant to a Shareholder Servicing Agreement.

Class A shares of all funds are sold subject to an initial sales charge as follows:

Capital Defender Fund:

Amount of Purchase	Front-End Sales Charge as % of Public Offering Price

Less than $50,000	4.75%
$50,000 to $99,999	4.00%
$100,000 to $249,999	3.50%
$250,000 to $499,999	2.50%
$500,000 to $999,999	1.75%
$1,000,000 and over(1)	0.00%

Stock Fund, International Alpha Strategies Fund, Fusion Fund, Small Cap Growth Fund, U.S. Dividend Low Volatility Fund and Global Dividend Low Volatility Fund:

Amount of Purchase	Front-End Sales Charge as % of Public Offering Price

Less than $50,000	5.75%
$50,000 to $99,999	5.00%
$100,000 to $249,999	4.00%
$250,000 to $499,999	3.00%
$500,000 to $999,999	2.00%
$1,000,000 and over(1)	0.00%

Strategic Income Fund:

Amount of Purchase	Front-End Sales Charge as % of Public Offering Price

Less than $100,000	2.25%
$100,000 to $249,999	1.50%
$250,000 to $499,999	1.25%
$500,000 to $999,999	1.00%
$1,000,000 and over(2)	0.00%

Core Plus Fund, Kansas Tax-Exempt Bond Fund, U.S. Inflation-Indexed Fund, Dynamic Conservative Plus Fund and Collar Fund:

Amount of Purchase	Front-End Sales Charge as % of Public Offering Price

Less than $50,000	4.25%
$50,000 to $99,999	3.75%
$100,000 to $249,999	3.00%
$250,000 to $499,999	2.50%
$500,000 to $999,999	2.00%
$1,000,000 and over(1)	0.00%

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(1) A contingent deferred sales charge (CDSC) of up to 1.00% of the purchase price will be charged to the shareholder if shares are redeemed in the first 12 months after purchase of shares or 0.50% if redeemed within one and two years of purchase unless the dealer of record waived its commission with a Fund’s approval.

(2) We will assess Class A share purchases of $1,000,000 or more a 0.50% CDSC if they are redeemed within one year from the date of purchase.

Class C Shares:  are not subject to an initial sales charge but all Class C Shares are subject to a contingent deferred sales charge which will be imposed on redemptions made within one year of purchase.

Class C Shares are also subject to a distribution fee pursuant to Rule 12b-1 payable at the annual rate of up to 0.75% of the average daily net assets of the class. Class C Shares are also subject to fees of up to 0.25% (subject to FINRA rules) pursuant to a Shareholder Servicing Agreement.

Institutional Class Shares: are available to investors who do not desire enhanced shareholder servicing. Institutional Shares are offered and sold without an initial sales charge or a deferred sales charge and do not impose 12b-1 Fees or Shareholder Servicing Fees.

Premier Class Shares:  are sold without a front-end or back-end load. The Class is not subject to a distribution fee subject to rule 12b-1, but is subject to Shareholder Servicing Fees payable at an annual rate of up to 0.15% of the daily net assets of the class.

R Class Shares:  are sold without a front-end or back-end load. Class R Shares are also subject to a distribution fee pursuant to Rule 12b-1 payable at the annual rate of up to 0.40% of the average daily net assets of the class. Class R Shares are also subject to fees of up to 0.25% (subject to FINRA rules) pursuant to a Shareholder Servicing Agreement.

B.     Class Voting Rights and Obligations

The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution or service arrangement, or both, for a Class, and voting rights—each Class votes separately with respect to issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives, policies and limitations.

C.     Allocation of Class Income and Expenses

The gross income, realized and unrealized capital gains and losses and expenses (other than Class Expenses, as defined below) of a Fund shall be allocated to each class on the basis of its net asset value relative to the net asset value of the Fund. Expenses to be so allocated also include expenses of the Trust that are allocated to a Fund and are not attributable to another Fund in the Trust ("Trust Expenses") and expenses of a Fund that are not attributable to a particular class of the Fund ("Fund Expenses"). Trust Expenses and Fund Expenses include, but are not limited to, investment management fees, legal expenses, administrative expenses, transfer agent fees, shareholder report printing and postage expenses, and custody fees.

Expenses attributable to a particular class ("Class Expenses") shall be limited to: (a) payments pursuant to the Trust’s Distribution Plan and Agreement and (b) payments pursuant to the Trust’s Shareholder Servicing Plan and Agreement. Expenses described in this paragraph must be allocated to the class for which they are incurred.

The initial determination of expenses that will be allocated as Class Expenses and any subsequent changes thereto shall be reviewed by the Board of Trustees and approved by such Board and by a majority of the Independent Trustees.

D.     Exchanges and Conversion Privileges

Shareholders who have held all or part of their shares in a Fund for at least seven days may exchange shares of one Fund for shares of any of the other portfolios of the Trust which are available for sale in their state. A shareholder who has paid a sales load in connection with the purchase of shares of any of the Funds will be subject only to that portion of the sales load of the Fund into which the shareholder is exchanging which exceeds the sales load originally paid by the shareholder.